Exhibit 99.65

DeFi Technologies Inc. Announces Upcoming Launch of
Valour Inc.’s Ripple (XRP) ETP and Other Corporate Updates

●	Launch of XRP ETP: Valour plans to introduce a Ripple (XRP) Exchange Traded Product on a European exchange in early December 2023, expanding its range of digital asset investment products.

●	Investment Access and Expansion: The Ripple (XRP) ETP will allow investors to gain exposure to XRP, the native cryptocurrency of the Ripple ecosystem, through banks or brokers, meeting the growing demand for diverse digital asset investments in European markets. Valour continues to prioritize product innovation and development, and it has plans to list additional traditional and physically backed ETPs in the coming months.

Toronto, Canada, November 22, 2023 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: RB9) (OTC: DEFTF), a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is excited to announce that its subsidiary Valour Inc. (“Valour”), a leading issuer of exchange traded products (“ETPs”) that provide simplified access to digital assets, plans to launch a Ripple (XRP) ETP on a European exchange in early December 2023.

The Valour Ripple XRP ETP will enable investors to gain exposure to XRP, the native cryptocurrency in Ripple’s ecosystem, simply and securely, via their bank or broker. XRP has a market cap of $31.6 Billion and ranks fifth among all cryptocurrencies globally.

“The introduction of the Ripple (XRP) ETPs by Valour is a significant expansion of our product offerings,” said Marco Infuso, Chief Sales Officer of Valour. “Adding XRP to our suite of products caters to the growing demand for diverse digital asset investments in European markets. These ETPs provide European investors with access to leading cryptocurrencies, aligning with our commitment to democratizing and pioneering the digital asset market for traditional investors.”

Ripple XRP is a key player in the digital currency space, known for its use in facilitating rapid and low-cost international money transfers. Operating on RippleNet, XRP serves as a bridge currency in Ripple’s payment network, allowing for seamless currency exchanges worldwide. This has positioned XRP as a preferred choice for financial institutions seeking efficient alternatives to traditional cross-border payment methods.

Valour continues to prioritize product innovation and development, and it has plans to list additional traditional and physically backed ETPs in the coming months.

In addition to its novel digital asset platform, which includes 1Valour Ethereum Physical Staking ETP and 1Valour Bitcoin Physical Carbon Neutral ETP, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN) and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

Closing of Oversubscribed Private Placement

DeFi Technologies is also pleased to announce that further to its press release dated November 13, 2023, it has closed a non-brokered, oversubscribed, private placement of 11,812,500 units of the Company (“Units”) at a price per Unit of C$0.16 for aggregate gross proceeds of C$1,890,000 (the “Offering”). Each Unit consists of one common share of the Company (each, a “Common Share”) and one Common Share purchase warrant (each, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Common Share at an exercise price of C$0.23 per Common Share until November 22, 2025. No finder’s fees were paid in connection with the Offering.

The Company intends to use the proceeds of the Offering for general corporate purposes, including to satisfy liabilities of the Company. Certain Units, Common Shares and Warrants purchased will be subject to a four-month hold period commencing on the closing date of the Offering pursuant to National Instrument 45-102 – Resale of Securities, and the remaining Units, Common Shares and Warrants were distributed in offshore jurisdictions pursuant to Ontario Securities Commission Rule 72-503 - Distributions Outside Canada and, as such, will not be subject to a statutory hold period in accordance with applicable Canadian securities laws.

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: RB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (DeFi).

With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of professionals with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem.

Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. issues exchange traded products (ETPs) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Established in 2019, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: RB9) (OTC: DEFTF).

For more information on Valour, visit https://valour.com

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Offering; launch of the Valour Ripple XRP ETP; development and listing of future ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities offered under the Offering have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

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For further information, please contact:

Investor Relations DeFi Technologies

ir@defi.tech

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